Exhibit 12.1

CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Year Ended December 31,
	2001	2002	2003	2004	2005

Earnings
Loss before Minority Interest, Income Taxes
and Cumulative Effect of Accounting Change	$(2,630)	$(5,944)	$(725)	$(3,698)	$(853)
Fixed Charges	1,316	1,510	1,564	1,677	1,796

Total Earnings	$(1,314)	$(4,434)	$839	$(2,021)	$943

Fixed Charges
Interest Expense	$1,045	$1,149	$1,186	$1,406	$1,567
Amortization of Debt Costs	265	354	371	264	222
Interest Element of Rentals	6	7	7	7	7

Total Fixed Charges	$1,316	$1,510	$1,564	$1,677	$1,796

Ratio of Earnings to Fixed Charges (1)	-	-	-	-	-

(1) Earnings for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 were insufficient to cover fixed charges by $2,630, $5,944, $725, $3,698 and $853, respectively.
As a result of such deficiencies, the ratios are not presented above.